As filed with the Securities and Exchange Commission on March 26, 2013
Registration No. 333-187095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TUMI HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3100 (Primary Standard Industrial Classification Code Number)	04-3799139 (I.R.S. Employer Identification Number)

1001 Durham Avenue
South Plainfield, NJ 07080
(908) 756-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jerome Griffith
Chief Executive Officer, President and Director
1001 Durham Avenue
South Plainfield, NJ 07080
(908) 756-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David J. Goldschmidt Dwight S. Yoo Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000		LizabethAnn R. Eisen Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b−2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	11,661,000	$22.78	$265,637,580	$36,233
(1) Includes shares of common stock that the underwriters have the option to purchase pursuant to their option to purchase additional shares.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the registrant’s common stock on March 21, 2013, as reported on the New York Stock Exchange.
(3) The registrant previously paid $34,100 in connection with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject to Completion, dated March 26, 2013
PROSPECTUS
10,140,000 Shares

Tumi Holdings, Inc. Common Stock _______________________________________________
This is a public offering of 10,140,000 shares of common stock of Tumi Holdings, Inc. The selling stockholders, which include certain of our officers, identified in this prospectus are offering all 10,140,000 of the shares offered hereby. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.
Our common stock is listed on the New York Stock Exchange under the symbol “TUMI.” The last reported sale price of our common stock on the New York Stock Exchange on March 22, 2013 was $23.12 per share.
    We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.
      See “Risk Factors” beginning on page 9 of this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2012 and all other information included or incorporated by reference in this prospectus in its entirety to read about factors you should consider before buying our stock.

_______________________________________________
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_______________________________________________

	Per Share	Total
Initial price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders(1)	$	$

To the extent that the underwriters sell more than 10,140,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,521,000 shares from certain of the selling stockholders at the initial price to the public less the underwriting discount, within 30 days from the date of this prospectus.

_______________________________________________
The underwriters expect to deliver the shares of our common stock against payment on or about , 2013.

Joint Bookrunning Managers
Goldman, Sachs & Co.	Credit Suisse	J.P. Morgan
William Blair	Jefferies
_______________________________________________ Prospectus dated , 2013.
(1) See “Underwriting.”

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the selling stockholders and underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the selling stockholders and underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.
_______________________________________________

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about us that is contained in documents that we file with the SEC but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as from us. See “Where You Can Find Additional Information” and “Incorporation of Certain Information By Reference” in this prospectus.
_______________________________________________

For investors outside the United States: None of we, the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
_______________________________________________

This prospectus and information incorporated by reference in this prospectus contains references to a number of trademarks (including service marks) which are our registered trademarks or trademarks for which we have pending applications or common law rights. These include Tumi®, T-Tech™, Omega Closure System®, Tumi Vapor®, Tumi Tracer®, Tegra-Lite®, Townhouse®, Tumi ID Lock™ and our logos. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere and incorporated by reference in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the information set forth under the heading “Risk Factors” beginning on page 9 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012 and all other information included or incorporated by reference in this prospectus. Unless the context requires otherwise, the words “Tumi,” the “Company,” “we,” “us” and “our” refer to Tumi Holdings, Inc. and its subsidiaries.

Tumi Holdings, Inc.

Overview
We are a leading high-growth, global, premium lifestyle brand whose products offer superior quality, durability, functionality and innovative design. We have grown at a compound annual growth rate (the year-over-year growth rate over a specified time period, based on historical results) of 13% in net sales and 17% in operating income from 2005 through 2012. We offer a comprehensive line of travel and business products and accessories in multiple categories, building on our strong heritage of producing high-end performance travel goods and business cases. We design our products for, and market our products to, sophisticated professionals, frequent travelers and brand-conscious individuals who enjoy the premium status of Tumi products. We have a significant and loyal consumer base with our typical consumer owning multiple Tumi products.
As of December 31, 2012, we distributed our products globally in over 75 countries through approximately 1,700 points of distribution. We utilize multiple channels, including retail, wholesale and e-commerce. This multi-channel approach focuses on points of distribution that foster and enhance the Tumi brand. Our retail stores represent our core approach to brand-enhancing distribution, with locations in premium retail venues throughout the world including New York, San Francisco, Chicago, Paris, London, Rome, Tokyo, Munich, Moscow, Milan and Barcelona. We design our products in our U.S. design studios and selectively collaborate with well-known international, industrial and fashion designers for limited edition product lines. Production is sourced globally through a network of suppliers based in Asia, many of which are longtime suppliers, and the Caribbean. Our global distribution network is enhanced by the use of our three logistics facilities in the United States, Europe and Asia.
We sell our products globally to consumers through both direct and indirect channels and manage our business through four operating segments: Direct-to-Consumer North America, Direct-to-Consumer International, Indirect-to-Consumer North America and Indirect-to-Consumer International.

•
Direct-to-Consumer.    As of December 31, 2012, we sold our products directly to consumers through a global network of 114 company-owned locations, consisting of full-price stores strategically positioned in high-end retail malls or street venues and outlet stores in premium outlet malls. We also sell our products directly to consumers through our e-commerce websites. Direct-to-Consumer sales comprised approximately 50% of our net sales in 2012.

•
Indirect-to-Consumer.    We sell our products indirectly to consumers through various channels that include partner stores (wholesale accounts operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that we dictate), our global wholesale distribution network of specialty luggage retailers, prestige department stores and business-to-business channels, retail concessions within prestige department stores and third-party e-commerce sites such as Amazon.com, Zappos.com and those of major department stores. Indirect-to-Consumer sales comprised approximately 50% of our net sales in 2012.

We offer travel and business products as well as accessories. Travel products include wheeled and soft carry-on luggage, garment bags, totes, duffels, wheeled packing cases and travel kits. Business products include business cases, day bags and totes. Accessories include small leather goods, travel electronics and other accessories.
We have grown our business by focusing on five founding principles:

•	Excellence in design

•	Functional superiority

•	Technical innovation

•	Unparalleled quality

•	World-class customer service

Our Competitive Strengths
•
Premium lifestyle brand.    We are a leading premium lifestyle brand and our products are frequently purchased by sophisticated professionals and frequent travelers. The strength of our brand is built on our heritage as a producer of high-end performance luggage and business cases. We have developed a loyal consumer base that we believe values the superior quality, performance, functionality and durability of our products, as well as the status and reputation of the Tumi brand. We believe the Tumi brand maintains its premium position and pricing as a result of our meticulous approach to product development that combines superior quality and durability with functional and innovative design. Our continued focus on our five founding principles allows us to both reinforce our reputation for high quality products and strengthen our brand awareness.

•
Successful multi-channel global distribution model.    Our diverse geographic presence enables us to distribute our products globally through multiple flexible distribution channels, each with favorable economics. We have positioned our various distribution channels in geographies that we believe offer significant future growth potential. This has enabled us to enhance our brand, increase our margins and self-fund our expansion while limiting our exposure to economic and business dislocations in any single geography or distribution channel. We implement targeted region-specific approaches to opening additional door locations in our various markets:

•
In North America and Western Europe, we focus on expanding our sales by opening company-owned retail locations, expanding our e-commerce business and expanding our Indirect-to-Consumer distribution channels.

•
In Asia, Eastern Europe and Central and South America, we focus on expansion in the Indirect-to-Consumer channel and increasing brand presence while maintaining maximum flexibility in our cost structure. We limit our capital investment in these regions by selecting distribution and wholesale partners that are experienced in working with premium brands, understand local real estate considerations and appreciate local demographics.

As of December 31, 2012, we had approximately 1,700 global points of distribution, an increase of approximately 40% since 2006. In that time, we have more than doubled the number of company-owned retail locations and partner stores globally, expanded into several new geographical markets, more than doubled our net sales from outside North America, increased our door presence in international airports and expanded our online presence and sales.

•
Technical and design innovation.    Our products are created to achieve superior levels of design, performance and style. We are committed to innovation and design quality, and foster this commitment in many ways, including strategic investments in cutting edge tools, dyes and materials. In addition, we maintain and utilize a database of over 16,000 consumers who provide us with periodic feedback on our products, designs and after-sales service. Our ongoing focus on improving the form and function of our products has enabled us to design innovative products that anticipate and address consumer needs and design trends on both functional and stylistic levels. We have introduced several proprietary luggage components and systems such as a patented luggage expansion system and the Fusion Z ballistic nylon material. Our proprietary designs and product features are protected by over 190 design or mechanical patents, with over 70 additional patent applications pending. Rigorous materials and product testing in the U.S. and Asia further contribute to product quality and compliance with environmental standards. We regularly update our collections and collaborate with various designers on limited edition collections to provide consumers with new and distinctive product offerings. In the past three years, we have received numerous industry awards for innovation and design excellence.

•
Exceptional consumer loyalty.    We experience exceptional brand loyalty from our consumers, which we believe emanates from our longstanding commitment to functionality, quality, durability and customer service, which includes both excellent pre-sale customer service, as well as a global network of stores and service centers that provide exceptional after-purchase service. According to recent attitude and usage surveys, which we commissioned and which were conducted by Northstar Research Partners in 2012 and 2011, customer satisfaction and brand perception continue to receive high ratings from participants. The 2011 study found that the average Tumi consumer had made repeat purchases in the preceding three years, spending on average over $500. Surveyed consumers also indicated an active willingness to make future purchases and to recommend the Tumi brand to others. The 2012 study focused on brand perception and awareness, where Tumi received its highest rating for advocacy; nearly every customer who owned a Tumi item indicated they would recommend the brand.

•
Strong revenue and operating income growth.    Our flexible and scalable operating model has allowed us to achieve a high level of self-funded growth without compromising our ability to efficiently manage our operating expenses. From 2005 to 2012, we achieved strong compound annual growth of 13% in net sales and 17% in operating income in a period that included a severe economic downturn. We had a strong operating margin of 18% in 2012 (or 19% excluding the one-time special bonus paid to our Chief Executive Officer, or CEO, in the amount of $5.5 million) and 18% in 2011. Our business generated strong cash flows from operations of $48.0 million, $40.0 million, and $20.2 million in 2012, 2011 and 2010, respectively.

•
Experienced management team.    The top five members of our management team have an average of 30 years of experience in the retail and the consumer packaged goods industries. This team has a demonstrable track record of delivering strong growth and increased profitability. The members of our team are all recognized leaders in their respective areas of expertise, as well as highly trained and educated professionals. Their experiences with leading retail and consumer packaged goods organizations have enabled us to deliver strong performance and to grow, including during business cycle downturns.

Growth Strategy
The key elements of our growth strategy are:

•
Expand our store base.    We believe there continues to be significant opportunity for us to expand our company-owned retail store network in North America and internationally. We plan to add new stores in upscale mall market locations and prestige street venues where we are currently underrepresented as well as open our own travel retail stores. In addition, we selectively target the affluent and business markets in small and mid-sized cities where there is demonstrated foot traffic and an established Tumi consumer base that is not being sufficiently served by multi-brand travel goods and accessories retailers. We also believe there is further opportunity to develop company-owned outlet stores in premium outlet malls where we currently do not have a presence. Our store-opening strategy focuses on opening profitable company-owned retail locations. We have opened 41 company-owned stores since January 1, 2009 (3 stores in 2009, 8 stores in 2010, 11 stores in 2011 and 19 stores in 2012), bringing our total to 114 company-owned stores as of December 31, 2012. We currently expect to open 8 to 16 company-owned stores in each of 2013 and 2014. While we may be unable to successfully open new company-owned stores according to plan, we have identified approximately 200 potential sites for new company-owned stores and believe we have a market opportunity to more than triple our current number of company-owned retail and outlet stores over the long term.

•
Expand wholesale distribution globally.    We currently sell products in approximately 1,600 wholesale doors in over 75 countries. We plan to continue expanding wholesale distribution globally, with a focus on key markets in Asia (including mainland China, India, Japan and Korea), Eastern Europe and Central and South America. As part of this strategy, we will continue to develop relationships with wholesale distributors in these attractive geographies (in both new and existing markets), increase wholesale and distribution opportunities as well as expand into additional airport locations worldwide. We expect this distribution expansion will take several forms as appropriate for the specific market opportunity, including Tumi shop-in-shops, Tumi-defined corners within existing wholesale accounts or concession and consignment arrangements.

•
Continue to increase our brand awareness.    We seek to increase our brand awareness among our targeted consumer base through retail and wholesale distribution expansion, select marketing initiatives, new product lines and brand extensions. In the wholesale distribution channel, we target distribution expansion by increasing the number of our partner stores where we can control the consumer experience. We will continue to focus on in-store marketing, and we plan to effectively utilize our website, social networking sites and other online forms of communication to build consumer knowledge of the Tumi brand. We believe increasing brand awareness will lead to greater foot traffic in our current locations, enable us to continue increasing our loyal consumer base and ultimately contribute to enhanced growth and profitability.

•
Broaden the appeal of our products through new product introductions.    We seek to design products that are innovative, functional and stylish. We anticipate introducing new products in lighter weight and durable materials, colors which appeal to women and men, premium products with a classic or contemporary design, as well as stylish and durable products at more accessible price points for our younger consumer, such as our T-Tech line. We also plan to continue to introduce new products to our successful brand extension lines, including eyewear, belts and other accessories.

•
Improve our store operations.    Our average net sales per square foot in company-owned stores has increased from $642 in 2005 to $1,051 in 2012. We continue to focus on improving store efficiency, including through our retail performance maximization, or RPM, program, which was implemented in 2009. The RPM program emphasizes training and staff development programs and the effective use of visual merchandising and fixtures. Our goal is to continue to increase sales per store by increasing conversion rates and units and dollars per transaction, while enhancing the consumer experience.

•
Expand our e-business.    Our e-commerce business consists of our websites and our wholesale sales to third-party e-commerce websites. This online presence is an extension of our brand and points of distribution, serving both as an informational resource and a complementary sales channel for our consumers. E-commerce sales grew by 34% during 2012 compared with 2011 and represented approximately 11% of our net sales during 2012. We expect sales from this channel to continue to grow as consumers become more aware of our e-commerce capabilities and we continue to expand our online transactional presence into new markets.

Risk Factors
Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 9 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012. You should carefully consider all of the risks discussed in the “Risk Factors” sections before investing in our common stock. In particular, the following risks, among others, may have an adverse effect on our business, which could cause the trading price of our common stock to decline and result in a loss of all or a portion of your investment:

•	our business is sensitive to consumer spending and general economic conditions;

•	a decrease in travel levels could negatively impact sales of our travel goods;

•	our business is subject to risks inherent in global sourcing;

•	we depend on the strength of the Tumi brand; and

•	we may be unable to successfully open new store locations in a timely and profitable manner which could harm our results of operations and our growth strategy.
Our Principal Stockholder
Immediately following this offering, funds managed by, or entities affiliated with, Doughty Hanson & Co Managers Limited, or collectively Doughty Hanson, will beneficially own 27.5% of our outstanding common stock, or 25.2% if the underwriters exercise in full their option to purchase additional shares. For so long as Doughty Hanson owns a significant portion of our common stock, Doughty Hanson will be able to exert significant voting influence over us and our significant corporate decisions.
The Doughty Hanson group is a leading European private equity group specializing in investments in mid-market businesses headquartered in Europe and North America. The Doughty Hanson group was founded in 1985 and is based in London, United Kingdom, with additional offices across Europe and in the United States. Private equity funds managed by the Doughty Hanson group today typically invest between €100 million and €300 million in companies with enterprise values between €250 million and €1 billion.

Our April 2012 IPO and Reorganization and our November 2012 Public Offering
In April 2012, we completed an initial public offering of 15,608,221 shares of common stock sold by us and 5,988,624 shares of common stock sold by certain of our stockholders (inclusive of 2,816,980 shares of common stock from the full exercise of the option to purchase additional shares granted to the underwriters), or the IPO. The price of the shares sold in the IPO was $18.00 per share. We did not receive any proceeds from the sale of shares by the selling stockholders. The total proceeds to us, net of underwriters’ discounts and commissions, were approximately $264.1 million. We used the net proceeds received from the IPO to repurchase all of our preferred stock and preferred equity interests and 277,778 shares of our common stock owned by Doughty Hanson. The IPO costs incurred were charged against the net proceeds of the IPO and recorded in stockholders’ equity during the second quarter of 2012.
In connection with the IPO:

•	We effected a 101.200929-for-1 common stock split on April 4, 2012 and a subsequent 1.037857-for-1 common stock split on April 19, 2012;

•	Tumi II, LLC merged with and into Tumi Holdings, Inc., with Tumi Holdings, Inc. continuing as the surviving corporation, and cancelled all common interests in Tumi II, LLC;

•	our authorized shares of common stock were increased to 350,000,000 and we authorized 75,000,000 shares of preferred stock;

•	we entered into an amended and restated credit facility effective April 4, 2012;

•	we paid a one-time special bonus of $5,511,693 to our CEO, which was expensed by the Company in the second quarter of 2012; and

•	we adopted our 2012 Long-Term Incentive Plan, or the 2012 Plan.

In November 2012, certain of our stockholders, including Doughty Hanson, sold a total of 11,375,975 shares of our common stock at an initial price to the public of $21.10 per share in a public offering. We did not receive any proceeds from the sale of shares by the selling stockholders.

Corporate Information
We were founded in 1975. Tumi Holdings, Inc. was incorporated in Delaware during September 2004, in connection with its acquisition by funds managed by Doughty Hanson.
Our principal executive offices are located at 1001 Durham Avenue, South Plainfield, New Jersey 07080, and our telephone number is (908) 756-4400. Our corporate website address is www.tumi.com. Information on, or accessible through, our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	10,140,000 shares

Option to purchase additional shares from the selling stockholders	1,521,000 shares

Common stock to be outstanding immediately after this offering	67,866,667 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For more information, see “Use of Proceeds.”

Dividend policy	We have never paid any dividends on our common stock. We intend to retain earnings to fund our working capital needs and growth opportunities and do not intend to pay any cash dividends.

New York Stock Exchange symbol	“TUMI”

Risk factors
Investing in our common stock involves a high degree of risk. Please read carefully all of the information set forth in this prospectus, including the section entitled “Risk Factors” beginning on page 9 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated, the information presented in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional 1,521,000 shares from the selling stockholders; and
•
excludes, in reference to the number of shares of our common stock outstanding after this offering, 6,786,667 shares of common stock reserved for issuance under the 2012 Plan. As of March 26, 2013, 586,513 options to purchase shares of our common stock had been granted pursuant to the 2012 Plan with a weighted average exercise price of $20.42 per share. None of these options had vested as of such date.

Summary Consolidated Financial Data
The summary historical consolidated financial information set forth below at December 31, 2012 and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following information together with the information under the caption “Risk Factors” included in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012, the information under the captions “Selected Consolidated Financial Data” in our Annual Report on Form 10-K for the year ended December 31, 2012 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

Income Statement Data:	For the years ended December 31,
	2012	2011	2010
	(dollars in thousands, except per share and average net sales data)
Net sales	$398,551	$329,968	$252,803
Cost of sales	170,092	140,954	106,533
Gross margin	228,459	189,014	146,270
Operating expenses:
Selling	24,929	21,957	16,865
Marketing	13,713	13,377	7,779
Retail operations	81,379	67,465	57,526
General and administrative(1)	36,762	25,782	23,474
Total operating expenses	156,783	128,581	105,644
Operating income	71,676	60,433	40,626
Other income (expenses):
Interest expense	(1,392)	(2,423)	(4,753)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	(7,892)	(22,857)	(20,779)
Earnings from joint venture	845	587	529
Foreign exchange losses	(287)	(61)	(975)
Other non-operating income (expenses)	554	267	(167)
Total other expenses	(8,172)	(24,487)	(26,145)
Income before taxes	63,504	35,946	14,481
Provision for income taxes	26,721	19,354	14,377
Net income	$36,783	$16,592	$104
Weighted average common shares outstanding:
Basic(2)	63,304,838	52,536,224	52,536,224
Diluted(2)	63,304,948	52,536,224	52,536,224
Basic earnings per common share(2)	$0.58	$0.32	$—
Diluted earnings per common share(2)	$0.58	$0.32	$—
Other Financial and Operational Data:
Adjusted EBITDA(3)	$84,908	$72,193	$50,794
Depreciation and amortization	$11,504	$10,089	$9,788
Number of company-owned stores (at period end)	114	97	86
Average net sales per square foot(4)	$1,051	$972	$821

	For the years ended December 31,
	2012	2011	2010

Comparable store sales growth (for period)(5)
North America full-price	6.8%	22.2%	30.5%
North America outlet	15.3%	17.2%	21.4%
North America e-commerce	33.5%	34.0%	16.5%
International (in local currency)	15.4%	10.8%	22.0%
International e-commerce (in local currency)	55.9%	58.8%	(18.1)%

		As of December 31, 2012
		Actual
		(dollars in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents		$36,737
Working capital(6)		44,536
Total assets		469,241
Long-term debt (including current portion)		45,000
Total liabilities		158,156
Total stockholders’ equity		311,085

(1)
General and administrative expenses includes warranty and repair costs, product design and development costs, shipping and distribution costs, amortization of customer list and other general operating expenses.

(2)
Gives effect to the 1-to-2,000 reverse common stock split effected in March 2010, the 101.200929-for-1 common stock split effected on April 4, 2012 and the 1.037857-for-1 common stock split effected on April 19, 2012.

(3)
Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) and one-time costs are non-GAAP financial measures. Adjusted EBITDA is defined as net income plus interest expense, net, dividend expense on mandatorily redeemable preferred stock and preferred equity interests, provision for income taxes, depreciation and amortization, loss on disposal of fixed assets and other non-cash charges. Net income (loss) before preferred dividend expense (non-cash) and one-time costs is defined as net income (loss) plus dividend expense on mandatorily redeemable preferred stock and preferred equity interests. Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) and one-time costs are not measures of operating income or operating performance presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) and one-time costs are important supplemental measures of our internal reporting, including for our board of directors and management, and are key measures we use to evaluate profitability and operating performance. Our current incentive compensation plan is based on the attainment of certain Adjusted EBITDA objectives. Additionally, Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) and one-time costs provide investors and other users of our financial information, when viewed in conjunction with our consolidated financial statements, consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operating performance and facilitates comparisons with other companies. We use these metrics in conjunction with GAAP operating performance measures as part of our overall assessment of our performance. Undue reliance should not be placed on these measures as our only measures of operating performance.

Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) and one-time costs have limitations as analytical tools, and when assessing our operating performance, you should not consider Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) and one-time costs in isolation, or as substitutes for net income.

Reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	For the years ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Net income (loss)	$36,783	$16,592	$104	$(16,028)	$(12,094)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	7,892	22,857	20,779	18,890	17,173
Net income before preferred dividend expense (non-cash) and one-time costs (3)(7)	44,675	39,449	20,883	2,862	5,079
Interest expense	1,392	2,423	4,753	9,653	7,941
Provision for income taxes	26,721	19,354	14,377	2,978	4,821
Depreciation and amortization	11,504	10,089	9,788	10,001	10,231
Loss on disposal of fixed assets	422	10	187	600	432
Other	194	868	806	1,158	509
Adjusted EBITDA	$84,908	$72,193	$50,794	$27,252	$29,013

(4)	Represents company-owned stores only. Average net sales per square foot is calculated using net sales for the last twelve months for all stores opened for the full twelve months.
(5)
Comparable store sales are calculated based on our company-owned stores that have been open for at least a full calendar year as of the end of our annual reporting period. For example, a store opened in October 2011 will not impact the comparable store comparison until January 1, 2013.

(6)	Working capital is defined as current assets (excluding cash and cash equivalents), less current liabilities (excluding current portion of long-term debt).
(7)
Excluding the one-time special bonus of $5.5 million, or $3.1 million net of tax effect, paid to our CEO, and $0.6 million, or $0.4 million net of tax effect, in one-time costs associated with our secondary offering completed in November 2012, net income before preferred dividend expense (non-cash) and one-time costs would have been $48.2 million, or $0.76 per diluted share, for the year ended December 31, 2012.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in, or incorporated by reference in, this prospectus, including the risk factors described below and under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, along with the other information included or incorporated by reference in this prospectus, before deciding to invest in our common stock. The occurrence of any of the risks described in or incorporated by reference into this prospectus could materially and adversely affect our business, financial condition, results of operations and cash flow. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.
Risks Related to This Offering and Ownership of Our Common Stock
Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.
Of our 67,866,667 common shares outstanding, the 21,596,845 shares sold in our April 2012 IPO and the 11,375,975 shares sold in our public offering on November 15, 2012 are freely tradable without restriction or further registration under the Securities Act, unless such shares are held by any of our affiliates, as that term is defined in Rule 144 under the Securities Act. In addition, any shares of our common stock that have been sold or had their legends removed pursuant to Rule 144 under the Securities Act (“Rule 144”) since our April 2012 IPO are freely tradable without restriction or registration under the Securities Act, unless such shares are held by any of our affiliates. The remaining outstanding shares of our common stock will be deemed “restricted securities,” within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144.
In addition, we filed a Form S-8 under the Securities Act to register 6,786,667 shares of our common stock for issuance under the 2012 Plan. As a result, any shares issued or optioned under the 2012 Plan, upon issuance and once vested, will be freely tradable in the public market. As of March 26, 2013, options to purchase 586,513 shares of common stock had been granted pursuant to the 2012 Plan. None of these shares had vested as of such date.
Pursuant to our Amended and Restated Registration Rights Agreement, Doughty Hanson has the right to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves. In order to exercise these registration rights, these stockholders must satisfy the conditions discussed under the caption “Certain Relationships and Related Transactions and Director Independence—Registration Rights Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2012. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. We will bear all expenses in connection with any such registrations (other than underwriting discounts or commissions). See “Certain Relationships and Related Transactions and Director Independence—Registration Rights Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2012 and “Shares Eligible for Future Sale—Registration Rights”.
Our directors, officers and certain of our existing stockholders have agreed to enter into “lock-up” agreements with the underwriters, in which they will agree to refrain from selling their shares, subject to limitations, for a period of 90 days after the date of this prospectus. Sales of substantial amounts of our common shares in the public market as a result of the exercise of registration rights, following the release of lock-up restrictions, or otherwise, or the perception that these sales could occur, as well as the perception that when securities are granted under the 2012 Plan they will be sold in the public market, could cause the market price of our common stock to decline. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including information included or incorporated by reference in this prospectus, contains forward-looking statements. Forward-looking statements reflect our current views with respect to, among other things, future events and performance. These statements may discuss our net sales, gross margin, operating expenses, operating income, net income, cash flow, financial condition, impairments, expenditures, growth, strategies, plans, achievements, dividends, capital structure, organizational structure, future store openings, market opportunities and general market and industry conditions. We generally identify forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. These risks and uncertainties include those set forth under the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012. For example, if general economic conditions and the availability of opportunities in the marketplace that complement our store strategy ultimately differ from those anticipated by management, the actual pace of our future store openings may differ materially from the pace contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling stockholders, which include certain of our officers, will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

MARKET PRICE FOR COMMON STOCK
Our common stock has been listed on the New York Stock Exchange under the symbol “TUMI” since our IPO in April 2012. Before then, there was no public market for our common stock. On March 22, 2013, the closing price of our common stock was reported by the NYSE as $23.12. On March 22, 2013, we had 27 stockholders of record.
The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the New York Stock Exchange:

Period	High	Low
For the period from April 19, 2012 to June 24, 2012	$29.10	$14.44
For the third fiscal quarter of 2012 (June 25, 2012 to September 23, 2012)	$26.98	$15.11
For the fourth fiscal quarter of 2012 (September 24, 2012 to December 31, 2012)	$25.99	$19.77
For the period from January 1, 2013 to March 22, 2013	$24.76	$19.44

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information regarding beneficial ownership of our common stock as of March 26, 2013 (except as otherwise noted below), and as adjusted to reflect the sale of the shares of common stock by the selling stockholders in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;
•	each named executive officer;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each selling stockholder.
Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Tumi Holdings, Inc., 1001 Durham Avenue, South Plainfield, New Jersey 07080. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own. We have based our calculation of the percentage of beneficial ownership on 67,866,667 shares of common stock outstanding.
Funds managed by and entities affiliated with Doughty Hanson and certain of our officers will be the selling stockholders in this offering.

Name of beneficial owner	Shares beneficially owned before this offering		Shares offered	Shares beneficially owned after this offering		Shares offered (over- allotment)	Shares beneficially owned after this offering (including over- allotment)
	Number	%		Number	%		Number	%
Executive Officers and Directors:
Jerome Griffith(6)	1,786,005	2.6%	80,000(7)	1,706,005	2.5%	—	1,706,005	2.5%
Michael J. Mardy	942,695	1.4%	50,000	892,695	1.3%	—	892,695	1.3%
Alan M. Krantzler	43,061	*	—	43,061	*	—	43,061	*
Steven M. Hurwitz	47,270	*	—	47,270	*	—	47,270	*
Adam Levy	—	—	—	—	—	—	—	—
Richard P. Hanson(1)(2)(3)(4)	28,644,014	42.2%	10,000,000	18,644,014	27.5%	1,521,000	17,123,014	25.2%
Joseph R. Gromek(9)	18,233	*	—	18,233	*	—	18,233	*
Thomas H. Johnson(9)	6,233	*	—	6,233	*	—	6,233	*
Claire Bennett	—	—	—	—	—	—	—	—
All directors and executive officers as a group (11 persons)(2)(3)(4)	31,638,290	46.6%	10,130,000	21,508,290	31.7%	1,521,000	19,987,290	29.5%
Greater than 5% Stockholders:
Funds affiliated with Doughty Hanson:
Doughty Hanson & Co IV Limited Partnership Number One(2)	6,131,982	9.0%	2,140,755	3,991,227	5.9%	325,609	3,665,618	5.4%
Doughty Hanson & Co IV Limited Partnership Number Two(2)	6,612,117	9.7%	2,308,377	4,303,740	6.3%	351,104	3,952,636	5.8%
Doughty Hanson & Co IV Limited Partnership Number Three(2)	1,592,438	2.3%	555,941	1,036,497	1.5%	84,559	951,938	1.4%
Doughty Hanson & Co IV Limited Partnership Number Four(2)	5,709,741	8.4%	1,993,345	3,716,396	5.5%	303,188	3,413,208	5.0%
Officers Nominees Limited(3)	5,846,062	8.6%	2,040,937	3,805,125	5.6%	310,426	3,494,699	5.1%
Co-Investment funds:
Stockwell Fund, L.P.(4)	1,719,807	2.5%	600,407	1,119,400	1.6%	91,322	1,028,078	1.5%
HVB Capital Partners AG(4)	859,860	1.3%	300,188	559,672	*	45,659	514,013	*
Brederode International s.à.r.l.(4)	172,007	*	60,050	111,957	*	9,133	102,824	*
T. Rowe Price Associates, Inc.(5)	5,642,800	8.3%	—	5,642,800	8.3%	—	5,642,800	8.3%
Other Selling Stockholders:
Jerome Griffith & Elke Foppe-Grunsch Foundation, Inc.(8)	35,000	*	10,000	25,000	*	—	25,000	*
 ________________________________________________

*	Represents less than 1% of outstanding common stock.

(1)	Comprised of shares held by Officers Nominees Limited, DHC 1, DHC 2, DHC 3, DHC 4 and the Co-Investors. See notes 2, 3 and 4 below.

(2)
Consists of shares held by Doughty Hanson & Co IV Nominees One Limited (“DHC 1”), Doughty Hanson & Co IV Nominees Two Limited (“DHC 2”), Doughty Hanson & Co IV Nominees Three Limited (“DHC 3”) and Doughty Hanson & Co IV Nominees Four Limited (“DHC 4”), as applicable, as bare nominee for Doughty Hanson & Co IV Limited Partnership Number One, Doughty Hanson & Co IV Limited Partnership Number Two, Doughty Hanson & Co IV Limited Partnership Number Three and Doughty Hanson & Co IV Limited Partnership Number Four, each of which is an English law limited partnership of which the common general partner is Doughty Hanson & Co IV Limited, which has voting and investment power with respect to the shares held by each such bare nominee. Doughty Hanson & Co IV Limited is wholly owned by DHC Limited which is controlled by Richard P. Hanson and the estate of Nigel E. Doughty, and as such Mr. Hanson and the estate of Mr. Doughty may be deemed to share voting and investment power with respect to the reported shares. Mr. Hanson and the estate of Mr. Doughty disclaim beneficial ownership of the reported shares, except to the extent of their pecuniary interest therein. The address of each of the entities and persons identified in this note is c/o DHC Limited, 45 Pall Mall, London SW1Y 5JG, United Kingdom.

(3)
Officers Nominees Limited is a company incorporated in England and Wales and is the co-investment vehicle for employees of Doughty Hanson & Co. Richard P. Hanson, Richard N. Lund, Stephen C. Marquardt and Graeme D. Stening serve on the board of directors of Officers Nominees Limited, and as such may be deemed to share voting and investment power with respect to the reported shares. Each of the foregoing reporting persons disclaim beneficial ownership of the reported shares, except to the extent of their pecuniary interest therein. The address of Officers Nominees Limited and each of the persons identified in this note is c/o Officers Nominees Limited, 45 Pall Mall, London SW1Y 5JG, United Kingdom.

(4)
Doughty Hanson & Co Managers Limited may be deemed to have voting and investment power with respect to the reported shares held by Stockwell Fund, L.P., HVB Capital Partners AG and Brederode International s.à.r.l. (collectively, the “Co-Investors”) by virtue of co-investment arrangements with each of the entities comprising the Co-Investors. Doughty Hanson & Co Managers Limited is indirectly wholly owned by DHC Limited which is controlled by Richard P. Hanson and the estate of Nigel E. Doughty, and as such Mr. Hanson and the estate of Mr. Doughty may be deemed to share voting and investment power with respect to the reported shares. Mr. Hanson and the estate of Mr. Doughty disclaim beneficial ownership of the reported shares, except to the extent of their pecuniary interest therein. The address of each of the entities and persons identified in this note is c/o DHC Limited, 45 Pall Mall, London SW1Y 5JG, United Kingdom.

(5)
Information about this stockholder is solely based on information contained in a Schedule 13G filed with the SEC on February 13, 2013 by the stockholder. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6)
Consists of 1,336,005 shares held by Jerome Griffith in his individual capacity and 450,000 shares held by Griffith Investment Management Company, LLC (the “LLC”). The membership units in the LLC are held by four trusts, for which Mr. Griffith disclaims beneficial ownership of the securities held by the LLC except to the extent of his pecuniary interest therein.

(7)	Consists of shares sold by the LLC.

(8)
Jerome Griffith & Elke Foppe-Grunsch Foundation, Inc. (the “Foundation”) is a New Jersey nonprofit corporation. Jerome Griffith and certain of his family members serve on the Foundation’s Board of Trustees. Each member of the Board of Trustees expressly disclaims beneficial ownership of the securities owned by the Foundation.

(9)	Includes options exercisable within 60 days to purchase 6,233 shares of common stock.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
General
Our authorized capital stock consists of:

•	350,000,000 shares of common stock, par value $0.01 per share; and
•	75,000,000 shares of preferred stock, par value $0.01 per share.
At March 22, 2013, there were outstanding:

•	67,866,667 shares of common stock held by approximately 27 stockholders of record.

Common Stock
We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below:
Voting rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors.
Directors standing for election at an annual meeting of stockholders will be elected by a plurality of the votes cast in the election of directors at the annual meeting, either in person or represented by properly authorized proxy.
Dividend rights
Subject to the prior rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available therefor.
Liquidation rights
Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of our preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets legally available for distribution to stockholders.
Preemptive rights
Holders of our common stock are not entitled to preemptive or other similar subscription rights.
Preferred Stock
Our board of directors has the authority to issue from time to time, without action by our stockholders, our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting, dividend, conversion, exchange, redemption and liquidation rights. The rights with respect to a series of preferred stock may be greater than the rights attached to our common stock.
It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends on our common stock;
•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•	impairing the liquidation rights of our common stock; or
•	delaying, discouraging or preventing a change of control of us.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Charter and Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor or may consider in their best interests. A summary of these provisions is set forth below.
Classified board; number of directors fixed by board only
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered three-year terms, with the classes as nearly equal in number as possible. As a result, one class (i.e., approximately one-third of our board of directors) is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.
Our amended and restated certificate of incorporation also provides that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors.
In connection with our April 2012 IPO, we entered into a director nomination agreement that grants the Doughty Hanson Funds the right to designate nominees to our board of directors provided certain ownership requirements are met. See “Certain Relationships and Related Transactions and Director Independence—Director Nomination Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2012.
Vacancies filled by board
Our amended and restated certificate of incorporation provides that, subject to the provisions of the director nomination agreement, any vacancy in our board of directors from an increase in the size of the board may be filled by a majority of our board of directors, provided that a quorum is present. Any other vacancy may be filled by a majority of the directors then in office.
Removal of directors only for cause
The DGCL provides that for classified boards, a director may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide otherwise.
No action by stockholders without a meeting
The DGCL permits stockholder action by written consent unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Doughty Hanson ceases to beneficially own at least 40% of our outstanding shares.
Calling of special meetings of stockholders
Our amended and restated certificate of incorporation and bylaws provide that special meetings of our stockholders for any purpose or purposes may be called at any time only (1) by the chairman of our board of directors, (2) by our chief executive officer (or, in the absence of a chief executive officer, our president), (3) pursuant to a resolution adopted by a majority of our board of directors or (4) prior to the date that Doughty Hanson ceases to beneficially own 40% or more of the total votes eligible to be cast in the election of directors, at the request of holders of at least 40% of the total votes eligible to be cast in the election of directors. Except as described above, stockholders do not have the authority to call a special meeting of stockholders.
Advance notice of stockholder nominations and proposals
Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder who was a stockholder of record on the date notice of the meeting was given and the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting (i.e., by precluding the conduct of certain business at the current annual meeting if the proper procedures are not followed) that are favored by the holders of a majority of our outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
Exclusive forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any director or officer to us or our stockholders or creditors, (3) any action asserting a claim against us or any director or officer pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim against us or any director or officer governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.
“Blank check” preferred stock
We believe that the availability of preferred stock under our amended and restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock are available for issuance without action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed.
Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.
Supermajority provisions
The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws require that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions of our amended and restated certificate of incorporation on and after the date Doughty Hanson ceases to beneficially own at least 40% of the total votes eligible to be cast in the election of directors, including:

•	classified board (the election and term of our directors);
•	the provisions regarding director liability;
•	the provisions regarding director and officer indemnification;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote;
•
the amendment provision requiring that our amended and restated bylaws may be amended only with a 75% supermajority vote on or after the date Doughty Hanson ceases to beneficially own at least 40% of the total votes eligible to cast in the election of directors; and

•	the provision providing that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain actions.
This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Section 203
Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares.

Our amended and restated certificate of incorporation contains an express provision that will “opt out” of Section 203 until the date Doughty Hanson ceases to beneficially own at least 15% of our outstanding voting stock.
Corporate Opportunities; Conflicts of Interest
Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity of Doughty Hanson and certain related persons.
Our amended and restated certificate of incorporation provides that Doughty Hanson and certain related persons will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In the event that Doughty Hanson or such related person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.
Limitations on Liability and Indemnification of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.
In addition, our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. We are also expressly required to advance certain expenses to our directors and officers and permitted to carry directors’ and officers’ insurance providing indemnification for our directors and officers for certain liabilities.
In connection with our April 2012 IPO, we entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We believe that these amended and restated certificate of incorporation and bylaws provisions and indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
As of March 26, 2013 and immediately after this offering, we had and will continue to have outstanding an aggregate of approximately 67,866,667 shares of our common stock. Of these shares, the 21,596,845 shares sold in our IPO in April 2012, 11,375,975 shares sold in our public offering in November 2012 and 10,140,000 shares to be sold in this offering, or 11,661,000 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by any of our affiliates, as that term is defined in Rule 144 under the Securities Act. In addition, any shares of our common stock that have been sold or had their legends removed pursuant to Rule 144 under the Securities Act (“Rule 144”) since our April 2012 IPO are freely tradable without restriction or registration under the Securities Act, unless such shares are held by any of our affiliates. The remaining outstanding shares of our common stock will be deemed “restricted securities,” within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144.
These remaining shares are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration such as under Rule 144, as discussed below.
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding shares of common stock or the average weekly trading volume of our shares of common stock reported through the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Lock-up Agreements
See the section entitled “Underwriting” for a description of the lock-up agreements in connection with this offering.
Registration Rights
Subject to the lock-up agreements, Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited, Officers Nominees Limited, Stockwell Fund, L.P., Brederode International s.à.r.l., HVB Capital Partners AG and certain former stockholders and Jerome Griffith are entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act. For more information, see “Certain Relationships and Related Transactions and Director Independence—Registration Rights Agreement” in our Annual Report on Form 10-K for the year-ended December 31, 2012. After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.
S-8 Registration Statement
We filed a registration statement on Form S-8 on April 20, 2012 to register an aggregate of 6,786,667 shares of our common stock reserved for issuance under the 2012 Plan. Such registration statement became effective upon filing with the SEC, and shares of our common stock covered by such registration statement are eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described above.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF COMMON STOCK
The following is a general discussion of certain United States federal income tax considerations applicable to a non-U.S. holder (as defined below) with respect to the ownership and disposition of our common stock. This discussion assumes that a non-U.S. holder purchased our common stock in this offering and holds our common stock as a capital asset. This discussion is for general information only and is not tax advice. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes, neither a partnership (or an entity classified as a partnership for United States federal income tax purposes) nor any of the following:

•	an individual who is a citizen or resident of the United States;
•
a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or
•
a trust, in general, if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If an entity classified as a partnership for United States federal income tax purposes holds common stock, the tax treatment of a partner in such partnership generally depends on the status of the partner and the activities of the partnership. If you are a partnership holding common stock, or a partner in such a partnership, you should consult your tax advisers.
This discussion does not address all aspects of United States federal income taxation that may be relevant to particular non-U.S. holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, banks or other financial institutions, insurance companies, tax-exempt organizations, United States expatriates, broker-dealers and traders in securities, non-U.S. holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.
The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, applicable United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis. Any changes could alter the tax consequences to non-U.S. holders described herein. This discussion does not describe any United States state or local income or other tax consequences of holding and disposing of common stock.
EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.
Distributions on Common Stock
Distributions on common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in the common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Disposition of Common Stock.”
The gross amount of dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification as to the application of that treaty.
If you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be subject to United States federal income tax at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business or, if certain tax treaties apply, on dividends that are attributable to your permanent establishment in the United States, and such dividends will not be subject to the withholding described above. In the case of such holder that is a non-United States corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

Generally, to claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.
Sale, Exchange or Other Disposition of Common Stock
A non-U.S. holder generally will not be subject to United States federal income tax on gain recognized on a disposition of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;
•
the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•
we are or have been a “United States real property holding corporation” for United States Federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held the common stock.

We have determined that we are not, and we believe we will not become, a United States real property holding corporation.
An individual non-U.S. holder described in the first bullet point immediately above is subject to United States federal income tax on the non-U.S. holder’s gains (including gain from the sale of common stock, net of applicable United States source losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to United States federal income tax on the disposition of common stock will be subject to United States federal income tax on the disposition in the same manner in which citizens or residents of the United States would be subject to United States federal income tax.
Information Reporting and Backup Withholding
You generally will be required to comply with certain certification procedures to establish that you are not a United States person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of common stock. In addition, we are required to annually report to the Internal Revenue Service and you the amount of any dividends paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the Internal Revenue Service.
Foreign Account Tax Compliance Act
After December 31, 2013, withholding at a rate of 30% will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons and to withhold on certain payments.  An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury Regulations, may modify these requirements.  Accordingly, the entity through which common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld.

Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in common stock.

UNDERWRITING
We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
Jefferies LLC
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,521,000 shares from the selling stockholders. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,521,000 additional shares.
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our executive officers, directors and certain holders of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
Our common stock is listed on the NYSE under the symbol “TUMI.”
In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.5 million. All such expenses are payable by us. We have agreed to reimburse the underwriters for certain expenses in an amount up to $5,000.
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
Hong Kong
The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Japan
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS
The validity of the common stock to be sold in this offering and other certain legal matters will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS
The consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, appearing in our Annual Report on Form 10-K for the year ended December 31, 2012, which are incorporated herein by reference, have been incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document may not be complete and, if such contract or other document is filed as an exhibit, we refer you to the copy of such contract or other document filed as an exhibit, each statement being qualified in all respects by reference to the actual text of the exhibit. You may read and copy our SEC filings, including the registration statement and the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC and from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.
We are subject to the full informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You are also able to obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet website at www.tumi.com. Information on, or accessible through, our website is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC’s rules allow us to “incorporate by reference” into this prospectus certain information that we file with the SEC. This means that we can include in this prospectus information by referring you to another document already on file with the SEC that contains that information. Any information incorporated by reference into this prospectus is considered to be part of this prospectus.
We incorporate by reference the following documents filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2012, as filed by us with the SEC on March 21, 2013; and

•	Current Reports on Form 8-K as filed by us with the SEC on January 9, 2013 and January 29, 2013 (as amended by Amendment No. 1 thereto, as filed by us with the SEC on February 15, 2013).
Notwithstanding the foregoing, we are not incorporating by reference any information furnished and not filed with the SEC, including information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, unless, and to the extent, expressly specified otherwise. Any statement contained in a document incorporated in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall only be deemed to be a part of this prospectus as so modified or superseded.
We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting:
Tumi Holdings, Inc.
1001 Durham Avenue
Soth Plainfield, NJ 07080
(908) 756-4400
You also may access these filings on our website at www.tumi.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

10,140,000 Shares

Tumi Holdings, Inc.
Common Stock

PROSPECTUS
, 2013

Joint Bookrunning Managers
Goldman, Sachs & Co.	Credit Suisse	J.P. Morgan
William Blair		Jefferies

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered. All amounts except the SEC registration fee and the FINRA filing fee are estimates.

Amount to be paid
SEC registration fee	36,233
FINRA filing fee	40,346
Legal fees and expenses	250,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees and expenses	7,500
Miscellaneous	25,000
Total	$509,079

Item 14. Indemnification of Directors and Officers
The Delaware General Corporation Law, or the DGCL, authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.
Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends), or (iv) for any transaction from which the director derived an improper personal benefit.
In addition, our amended and restated certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent authorized by law. We will also be expressly required to advance certain expenses to our directors and officers and permitted to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.
Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee, or agent, or former director, officer, employee, or agent, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee, or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his conduct was unlawful.
Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our amended and restated bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board.
Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against (1) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (2) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (3) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sale of Unregistered Securities

There were no unregistered sales of securities in the three years preceding the filing of this registration statement.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits:
The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.
(b) Financial Statements Schedules:
All schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.
Item 17. Undertakings
(a) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c) The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of South Plainfield, State of New Jersey on March 26, 2013.
TUMI HOLDINGS, INC.

By: /s/ Jerome Griffith
Jerome Griffith
Chief Executive Officer, President and Director

SIGNATURES AND POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Name	Title	Date
/s/ Jerome Griffith
Jerome Griffith	Chief Executive Officer, President and Director (Principal Executive Officer)	March 26, 2013
/s/ Michael J. Mardy
Michael J. Mardy	Chief Financial Officer, Executive Vice President and Director (Principal Financial and Accounting Officer)	March 26, 2013
*
Richard P. Hanson	Chairman of the Board	March 26, 2013
*
Joseph R. Gromek	Director	March 26, 2013
*
Thomas H. Johnson	Director	March 26, 2013
*
Claire Bennett	Director	March 26, 2013

* By:	/s/ Jerome Griffith
Jerome Griffith
Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement*
3.1
Amended and Restated Certificate of Incorporation, effective as of April 24, 2012 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2012)

3.2	Amended and Restated Bylaws, effective as of April 24, 2012 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2012)
4.1	Form of specimen common stock certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 3, 2012)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
5.2	Opinion of Mandelbaum, Salsburg, Lazris & Discenza, PC*
10.1
Amendment No. 1 to amended and restated subscription and stockholders agreement, dated April 24, 2012 (incorporated by reference to Exhibit 10.1b to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2012)

10.2
Amended and restated registration rights agreement, dated as of April 24, 2012, by and among the Company, Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited and the other stockholders named therein (incorporated by reference to Exhibit 10.2b to the Company’s Quarter Report on Form 10-Q for the quarter ended March 25, 2012)

10.3
Amended and restated credit and guaranty agreement, dated as of April 4, 2012, among Tumi, Inc. and Tumi Stores, Inc., as borrowers, certain subsidiaries of Tumi, Inc., as guarantors, and Wells Fargo Bank, National Association, as lender and collateral agent (incorporated by reference to Exhibit 10.3b of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 9, 2012)

10.4
Amended and restated letter agreement dated July 8, 2009 between Tumi, Inc. and Jerome Griffith (incorporated by reference to Exhibit 10.4 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 3, 2012)

10.5
Employment agreement, dated December 22, 2008, between Tumi, Inc. and Jerome Griffith (incorporated by reference to Exhibit 10.5 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 3, 2012)

10.6
Employment agreement, dated November 17, 2004, between Tumi, Inc. and Michael Mardy (incorporated by reference to Exhibit 10.6 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 3, 2012)

10.7
Employment agreement, dated November 17, 2004, between Tumi, Inc. and Alan Krantzler (incorporated by reference to Exhibit 10.7 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 3, 2012)

10.8
Employment agreement, dated May 15, 2006, between Tumi, Inc. and Steve Hurwitz (incorporated by reference to Exhibit 10.8 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 9, 2012)

10.9
Amended and restated employment agreement, dated January 6, 2012, between Tumi, Inc. and Thomas H. Nelson (incorporated by reference to Exhibit No. 10.9 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-178466) filed on April 3, 2012)

10.10
Director nomination agreement between the Company and Doughty Hanson & Co Managers Limited (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2012)

10.11
Form of indemnification agreement among the Company and its directors and executive officers (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2012)

10.12	Tumi Holdings, Inc. 2012 long-term incentive plan (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2012)
10.13
Tumi Holdings, Inc. 2012 long-term incentive plan form of stock option agreement for employees and officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 8, 2013)

10.14
Tumi Holdings, Inc. 2012 long-term incentive plan form of stock option agreement for directors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2013)

10.15	Offer letter, dated October 17, 2011, from Tumi, Inc. to Adam Levy**
21.1	List of subsidiaries**
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)*
23.3	Consent of Northstar Research Partners (incorporated by reference to exhibit 23.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
23.4	Consent of Mandelbaum, Salsburg, Lazris & Discenza, PC (included as part of Exhibit 5.2)*
24.1	Powers of Attorney (included on signature page to this registration statement)**
____________________
*    Filed herewith.
**    Previously filed.